SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERE TO FILED PURSUANT

TO RULE 13d-2

Amendment No. 1*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

(Name of Issuer)

ORDINARY SHARES** AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

16944W104***

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The reminder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares, each representing four ordinary shares.

***	This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13 G

CUSIP NO. 16944W104
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhengdong Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER [1] 0
	6.	SHARED VOTING POWER 57,285,910[2]
	7.	SOLE DISPOSITIVE POWER [1] 0
	8.	SHARED DISPOSITIVE POWER 57,285,910[2]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,285,910
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.8%†
12.	TYPE OF REPORTING PERSON IN

[1]

Zhengdong Zhu may have obligation to acquire, from Easerich Group Limited (“Easerich”), 314,619 ordinary shares pursuant to the put option arrangement as stipulated in the Share Purchase Agreement dated April 8, 2008 by and among Zhengdong Zhu, Easerich and other shareholders of the Issuer (the “SPA”). Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich.

[2]

Includes (i) 10,789,110 ordinary shares held by Champion Shine Trading Limited; (ii) 46,396,800 ordinary shares held by Champion Education Holdings Limited, (iii) 20,000 ordinary shares held by Baohong Yin, and (iv) 80,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2010 held Baohong Yin. Zhengdong Zhu disclaims beneficial ownership of such 46,396,800 ordinary shares held by Champion Education Holdings Limited, such 20,000 ordinary shares held by Baohong Yin and such 80,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2010 held Baohong Yin, in each case, except to the extent of his pecuniary interest.

As described further in Item 4(a) of this Statement, Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the 57,285,910 ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Baohong Yin.

†	Based on 136,932,049 outstanding ordinary shares as of December 31, 2010.

13 G

CUSIP NO. 16944W104
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baohong Yin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 57,285,910 [3]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 57,285,910 [3]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,285,910 [3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.8%†
12.	TYPE OF REPORTING PERSON IN

[3]

As described further in Item 4(a) of this Statement below, Baohong Yin and Zhengdong Zhu are husband and wife. Baohong Yin may therefore be deemed to share the voting and dispositive power over such 57,285,910 ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Baohong Yin. Baohong Yin disclaims beneficial ownership of the 10,789,110 ordinary shares held by Champion Shine Trading Limited and 46,396,800 ordinary shares held by Champion Education Holdings Limited, in each case, except to the extent of her pecuniary interest.

†	Based on 136,932,049 outstanding ordinary shares as of December 31, 2010.

13 G

CUSIP NO. 16944W104
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Champion Shine Trading Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,789,110[4]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,789,110[4]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,789,110 [4]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%†
12.	TYPE OF REPORTING PERSON CO

[4]

Includes 10,789,110 ordinary shares held by Champion Shine Trading Limited. As described further in Item 4(a) of this Statement below, Champion Shine Trading Limited, as a company wholly owned by Zhengdong Zhu, may be deemed to share the voting and dispositive power over such 10,789,110 ordinary shares of the Issuer.

†	Based on 136,932,049 outstanding ordinary shares as of December 31, 2010.

13 G

CUSIP NO. 16944W104
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Champion Education Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 46,396,800[5]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 46,396,800 [5]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,396,800 [5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.9%†
12.	TYPE OF REPORTING PERSON CO

[5]

Includes 46,396,800 ordinary shares held by Champion Education Holdings Limited. As described further in Item 4(a) of this Statement below, Champion Education Holdings Limited, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest, may be deemed to share the voting and dispositive power over such 46,396,800 ordinary shares of the Issuer.

†	Based on 136,932,049 outstanding ordinary shares as of December 31, 2010.

13 G

CUSIP NO. 16944W104
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Champion International Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 [6]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%†
12.	TYPE OF REPORTING PERSON CO

[6]

On May 5, 2010, Champion International Holdings Limited transferred all the ordinary shares of the Issuer held by it to four separate holding companies formed by its then ultimate individual shareholders. One of such holding companies is Champion Education Holdings Limited which is jointly owned by Zhengdong Sun and Baohong Yin, and none of the other three holding companies holds more than 5% of the Issuer’s outstanding ordinary shares. As a result the foregoing transfers, Champion International Holdings Limited ceased to own any ordinary share of the Issuer on May 5, 2010.

†	Based on 136,932,049 outstanding ordinary shares as of December 31, 2010.

Item 1	(a).	Name of Issuer:

China Distance Education Holdings Limited

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, China

Item 2	(a).	Name of Person Filing:

This Statement is being filed jointly by: (i) Zhengdong Zhu, a citizen of the People’s Republic of China; (ii) Baohong Yin, a citizen of the People’s Republic of China; (iii) Champion Shine Trading Limited, a British Virgin Islands company; (iv) Champion Education Holdings Limited, a British Virgin Islands company; and (v) Champion International Holdings Limited, a Hong Kong limited liability company.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of Principal Business Office of Zhengdong Zhu and Baohong Yin is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

The address of Principal Business Office of Champion Education Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of Principal Business Office of Champion Shine Trading Limited and Champion International Holdings Limited is Suites 1501-1503, 15th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Item 2	(c).	Citizenship:

Please refer to part (a) of this Item 2.

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share American Depositary Shares, each representing four ordinary shares

Item 2	(e).	CUSIP Number:

16944W104

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13(d)-2(b) or (c), Check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii) (G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

(i) Champion Shine Trading Limited[7]

10,789,110

(ii) Champion Education Holdings Limited[8]

46,396,800

(iii) Zhengdong Zhu[9]

57,285,910

(iv) Baohong Yin[10]

57,285,910

(iii) Champion International Holdings Limited[11]

0

Parts (b) and (c) of this Item 4: Please refer to Item 5 through 11 on each cover page to this Statement.

Item 5.	Ownership of five Percent or Less of a Class.

On May 5, 2010, Champion International Holdings Limited transferred all the ordinary shares of the Issuer held by it to four separate holding companies formed by its then ultimate individual shareholders. One of such holding companies is Champion Education Holdings Limited which is jointly owned by Zhengdong Sun and Baohong Yin, and none of the other three holding companies holds more than 5% of the Issuer’s outstanding ordinary shares. As a result the foregoing transfers, Champion International Holdings Limited ceased to own any ordinary share of the Issuer on May 5, 2010.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

[7]	Champion Shine Trading Limited beneficially owns 10,789,110 ordinary shares of the Issuer.
[8]	Champion Education Holdings Limited beneficially owns 46,396,800 ordinary shares of the Issuer.
[9]

(i) Zhengdong Zhu is the sole shareholder and sole director of Champion Shine Trading Limited. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the power to vote and dispose or direct the disposition of such 10,789,110 ordinary shares held by Champion Shine Trading Limited.

(ii) Champion Education Holdings Limited is a British Virgin Islands company, with Zhengdong Zhu holding 80% of its equity interest and Baohong Yin holding 20% of its equity interest. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the power to vote and dispose or direct the disposition of 46,396,800 ordinary shares held by Champion Education Holdings Limited.

(iii) Baohong Yin beneficially owns 20,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options within 60 days of December 31, 2010 held by her. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the power to vote and dispose or direct the disposition of such 20,000 ordinary shares and 80,000 ordinary shares beneficially owned by Baohong Yin.

(iv) Zhengdong Zhu may have obligation to acquire, from Easerich, 314,619 ordinary shares pursuant to the put option arrangement as stipulated in the SPA. Technically, Zhengdong Zhu may not be deemed to have voting and dispositive power over such 314,619 ordinary shares because those shares are currently held by Easerich.

[10]

Baohong Yin is Zhengdong Zhu’s wife and may be deemed to share the power to vote and dispose or direct the disposition of the 57,285,910 ordinary shares held by Champion Shine Trading Limited, Champion Education Holdings Limited and Baohong Yin.

[11]	As described further in Item 5 of this Statement below, Champion International Holdings Limited ceased to own any ordinary share of the Issuer on May 5, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2011

Zhengdong Zhu

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu

Baohong Yin

By:	/s/ Baohong Yin
Name:	Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director

Champion Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

Champion International Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement